[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 29, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	Patheon Holdings Coöperatief U.A.
Registration Statement on Form S-1
Filed June 8, 2015
File No. 333-204789

Dear Mr. Riedler:

On behalf of our client, Patheon Holdings Coöperatief U.A., a Dutch cooperative with excluded liability for its members (coöperatie met uitgesloten aansprakelijkheid) (the “Company”), we file herewith Amendment No. 1 to the above-mentioned Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 6, 2015 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Revised Registration Statement.

Industry and market data, page ii

1.	We note your statement on page ii that you have not independently verified certain third party-sourced information included in your registration statement. This statement represents an inappropriate disclaimer of your responsibility for the accuracy and completeness of information presented in the prospectus. Accordingly, please revise your disclosure to remove this statement from the prospectus.

Response:

The Company has revised the disclosure on page ii of the Revised Registration Statement to remove the statement that the Company has not independently verified certain third party-sourced information in response to the Staff’s comment.

Prospectus summary, page 1

Our company, page 1

2.	Please increase the font size of the diagram provided at pages 1 and 83 of the prospectus for legibility.

Response:

The Company has increased the font size of the diagram provided at pages 1 and 87 of the Revised Registration Statement for legibility in response to the Staff’s comment.

Risk factors, page 14

“We are subject to product and other liability risks…,” page 27

3.	Please disclose in this risk factor whether you carry insurance coverage with policy limits that are customary for similarly situated companies and adequate to provide you with insurance coverage for foreseeable risks.

Response:

The Company has revised this risk factor on page 28 of the Revised Registration Statement to disclose that the Company maintains insurance coverage with policy limits that are customary for similarly situated companies and adequate to provide the Company with insurance coverage for foreseeable risks.

2

Management, page 101

Executive officers and directors, page 101

4.	Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Mullen, Tanda, Welsh, and Eykerman should serve as a director in light of the company’s business and structure.

Response:

The Company has revised the disclosure on pages 109 and 110 of the Revised Registration Statement to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of Messrs. Mullen, Tanda, Welsh, and Eykerman should serve as a director in light of the Company’s business and structure.

Director Independence, page 105

5.	Pursuant to Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K, please identify each director that is independent under the independence standards applicable to the registrant under paragraph (a)(1) of Item 407.

Response:

The Company will revise the disclosure in this section in a further amendment to the Revised Registration Statement to identify each director that is independent under the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K.

Executive compensation, page 108

Employment agreements, page 120

6.	Please file the employment agreements for each named executive officer as exhibits to the registration statement as required by Item 601(b)(10)(iii)(A).

Response:

The Company will file the employment agreements for each named executive officer as exhibits to the registration statement as required by Item 601(b)(10)(iii)(A) in response to the Staff’s comment.

Principal and Selling Shareholders, page 125

7.	Please revise your disclosure in this section to include all information required by Item 403 of Regulation S-K. In this regard, it appears that you have omitted the footnotes to the beneficial ownership table.

Response:

The Company will revise the disclosure in this section in a further amendment to the Revised Registration Statement to include all information required by Item 403 of Regulation S-K.

3

Consolidated Financial Statements of Patheon Holdings Cooperatief U.A., page F-3

Consolidated Statements of Cash Flows, page F-40

8.	Please present $500 million in cash that JLL contributed for a 51.0 percent interest in Patheon Holdings as a separate line item within financing.

Response:

In connection with the Patheon Inc. “take private” transaction, JLL received $731.9 million in cash consideration of which $500.0 million was contributed for a 51.0% interest in Patheon Holdings. As part of the preparation of the Company’s fiscal 2014 consolidated financial statements, the Company evaluated the most appropriate presentation of the equity accounts related to the capital transactions with JLL, including the most appropriate presentation of the statement of cash flows. The authoritative guidance in ASC 230-10-45-14 states that cash flows from equity transactions are financing activities, including proceeds from issuing equity instruments. The authoritative guidance in ASC 230-10-45-15 further states that the “outlays to reacquire the enterprise’s equity instruments” are also financing activities. However, the Company submits there is no specific authoritative guidance that contemplates the Company’s fact pattern in terms of whether the cash flows related to the JLL equity transactions should be presented on a gross or net basis. Based on the substance of the transactions, the Company concluded that the presentation of the cash flow statement should be consistent with the presentation in the statement of stockholders’ equity of Patheon Inc. share repurchase and reinvestment in Patheon Holdings on a net basis. As such, the Company believes it is more appropriate to present the cash flows related to the equity transactions with JLL on a net basis within the financing section of the statement of cash flows, which is consistent with the fact that JLL maintained control of legacy Patheon Inc. and Patheon Holdings. Further, the Company has included disclosure of the gross cash flows in the footnotes to the consolidated financial statements in Note 11 on page F-77. Accordingly, the Company believes the presentation of the cash flows is consistent with the substance of the transaction and the related footnotes provide transparent disclosure of the gross cash flows.

Notes to Consolidated Financial Statements, page F-41

1. Nature of Business, page F-41

9.	Disclose the significant terms of the arrangement agreement and the transaction in which DPx Holdings B.V., a wholly owned subsidiary of Patheon Holdings, acquired all of the outstanding equity securities of Patheon Inc.

Response:

The Company submits that it has disclosed all significant terms of the arrangement agreement in Note 1 (Basis of Presentation and Summary of Significant Accounting Policies) on page F-8, Note 2 (Business Combinations) on page F-12 and Note 5 (Members’ (Deficit)) on page F-21. Therefore, the Company respectfully submits that further disclosure with respect to the arrangement agreement is not necessary.

4

10.	Please provide us your analysis supporting that Patheon, Inc. was the accounting acquirer. In your analysis, explain the relationship of all entities involved including the relationship between JLL and DSM. Also include in your analysis why you accounted for the acquisition of DPP under acquisition accounting and not as a reorganization of entities under common control. Refer to the appropriate authoritative literature.

Response:

As described in the response to comment 9 above, on November 18, 2013, Patheon Inc. entered into the Arrangement Agreement with JLL/Delta, pursuant to which JLL/Delta agreed to indirectly acquire all of the outstanding equity securities of Patheon Inc. for approximately $1.4 billion in cash. This acquisition closed on March 11, 2014. In addition, on November 18, 2013, JLL Holdco, DSM and JLL/Delta entered into a contribution agreement, pursuant to which DSM agreed to contribute the DPP business to JLL/Delta for consideration consisting of $114.4 million of cash, $49.9 million of preferred equity of JLL/Delta and equity interests in JLL/Delta, and JLL Holdco agreed to contribute $402 million in cash and certain partnership interests to JLL/Delta. The DPP Contribution closed on March 11, 2014. On March 11, 2014, following the DPP Contribution, JLL/Delta caused the DPP business to be contributed to DPx Holdings B.V. and its subsidiaries. As a result of the Combination, the Company became the indirect owner of all of (x) the issued and outstanding of Patheon Inc. and (y) the DPP business. Prior to the Combination, JLL did not have any control over DSM, DPP or the DPP business and there was no relationship between JLL, on the one hand, and DSM or DPP, on the other. As DPP and Patheon Inc. were not under common control prior to the transactions, the Company concluded that the transaction should be accounted for under the purchase method of accounting in accordance with ASC 805 since Patheon Inc. obtained control of DPP through the acquisition of its net assets and equity interests.

In the Company’s evaluation, it noted that ASC paragraph 805-10-55-12 states that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. In the DPP Contribution, JLL/Delta issued equity, cash and debt through a subsidiary in exchange for the DPP business. In addition, JLL controlled legacy Patheon Inc. prior to the take-private transaction and maintained control of Patheon Holdings. As such, JLL retained control of the legacy Patheon entity throughout the series of transactions described above. The Company also considered other pertinent facts and circumstances in identifying the acquirer in the DPP Contribution consistent with ASC paragraph 805-10-55-12, including the following:

a.	The relative voting rights in the combined entity after the business combination – JLL has operational control and owns a 51% voting interest in JLL/Delta and ultimately DPx Holdings B.V. and owned a 57% voting interest in Patheon Inc. before it was taken private. DSM has no operational control and owns a 49% voting interest in JLL/Delta and ultimately DPX Holdings B.V.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest – This is not applicable as JLL held a 51% voting interest and DSM held a 49% voting interest following the acquisition.

c.	The composition of the governing body of the combined entity – The board of directors of JLL/Delta Patheon GP Ltd., the general partner of the ultimate parent of the Company, is comprised of nine directors: five of whom are from JLL, three of whom are designees of DSM, and one of whom is the CEO of DPx Holdings B.V. and was the CEO of Patheon Inc. As discussed above, JLL controlled legacy Patheon Inc. and maintained control of Patheon Holdings subsequent to the take-private transaction and DPP acquisition. This would indicate that legacy Patheon Inc. is the accounting acquirer.

5

d.	The composition of the senior management of the combined entity – The executive management DPx Holdings B.V. has remained largely the same as Patheon Inc.:

a.	The former CEO of Patheon Inc. is the CEO of DPx Holdings B.V.;

b.	The former CFO of Patheon Inc. is the Executive Vice President and CFO of DPx Holdings B.V.; and

c.	The former EVP, Corporate Development of Patheon Inc. is the Executive Vice President of Corporate Development and Strategy of DPx Holdings B.V.

e.	The terms of the exchange of equity interests – The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities. This factor should be considered in any circumstances in which equity instruments are exchanged. However, the reliability of the fair value measurement should be taken into consideration in establishing whether a premium has been paid for equity securities exchanged in a business combination. For example, this factor may be considered less significant in a situation in which the combining companies are not public entities and the fair value of the equity instruments is less objectively determinable. DPP was a carve out from a public entity, and thus, the fair value of its equity was not directly from a public entity and thus is less objectively measured than the publically traded shares of Patheon Inc. Accordingly, the Company's management concluded that this is not a determinative factor in the Company’s fact pattern.

In addition, ASC 805-10-55-13 states that “the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.” Based on an analysis of the total assets, revenues and gross profit of Patheon Inc. and DPP prior to the acquisition, it was determined that Patheon Inc. was significantly larger than DPP, which further supports the conclusion that Patheon Inc. is the accounting acquirer.

The Company believes that the above factors support its position that Patheon Inc. was the acquiring entity in this transaction.

2. Summary of Significant Accounting Policies, page F-41

11.	Please disclose your basis for accounting for your trade receivables in accordance with ASC 310-10-50-2.

Response:

The Company has revised the disclosure in the footnotes to its consolidated financial statements on page F-50 of the Revised Registration Statement to disclose its basis for accounting for its trade receivables in accordance with ASC 310-10-50-2.

Loss per share, page F-46

12.	Notwithstanding your disclosure that loss per share information has not been presented because Patheon Holdings does not have any outstanding shares, tell us how you will account for the corporate reorganization and your consideration as to providing pro forma loss per share information. In this regard, please consider SAB Topic 1.B.3. with respect to the amount paid to acquire Patheon shares, which appears to have been treated similar to cash dividend.

6

Response:

Prior to the closing of the offering, Patheon Holdings Coöperatief U.A. will undergo a corporate reorganization, which will convert from a Dutch cooperative with excluded liability for its members into a Dutch public limited company and change its corporate name to Patheon N.V. There will be no change in the ownership interest as a result of this reorganization and JLL will continue to maintain control of the Company. The Company will reclassify the equity balance within membership interests to common stock (par value) and additional paid-in capital within the consolidated balance sheet and statement of stockholders’ equity on the date that the corporate reorganization is completed. As discussed below, the Company will include pro forma per share information for the most recent year and interim period that reflects the shares to be issued upon the conversion.

The transaction to acquire shares of Patheon Inc. on March 10, 2014 did not include the payment of a dividend but rather represented a capital transaction whereby JLL received a pro rata return of capital, consistent with the other shareholders in exchange for their ownership interests based upon their determined fair value. As such, the nature of this transaction is different than a nonreciprocal payment of cash to owners as dividend covered by SAB Topic 1.B.3 and therefore, the Company does not believe it is within the scope of SAB Topic 1.B.3.

However, the Company will include unaudited pro forma earnings (loss) per share within its historical consolidated statements of operations for the six months ended April 30, 2015 (page F-4) and for the fiscal year ended October 31, 2014 (page F-43) that gives effect to the shares of common stock to be issued in connection with the planned conversion of the Company to a Dutch public limited company. In addition, the unaudited pro forma consolidated statements of operations for the six months ended April 30, 2015 (page F-4) and the fiscal year ended October 31, 2014 (page F-43) will include pro forma earnings (loss) per share that gives effect to (i) the shares of common stock to be issued in connection with the planned corporate reorganization described above and (ii) the shares of common stock to be issued in connection with the proposed initial public offering to the extent the proceeds are used to repay all or a portion of the Senior PIK Toggle Notes. In light of this presentation, the Company does not believe a presentation based upon application of SAB Topic 1.B.3 would provide any incremental pro forma information for investors even if it were required. The Revised Registration Statement has been revised to include a placeholder for the pro forma earnings (loss) per share information, which will be updated in a future filing when the shares to be issued in connection with the transactions described above are determined.

3. Business combinations, page F-49

Gallus BioPharmaceuticals Acquisition, page F-49

Valuations of intangible assets acquired, page F-50

13.	Please revise your disclosure in Note 11 to provide the required fair value disclosures for the customer relationship, developed technology and know-how intangibles acquired in the Gallus and DPP acquisitions. Refer to ASC 820-10-50.

Response:

The Company has revised the disclosure in the footnotes to its consolidated financial statements on pages F-55 to F-58 of the Revised Registration Statement in response to the Staff’s comment.

7

DPP Acquisition, page F-51

Background, page F- 51

14.	Your disclosure indicates that the 49% interest in Patheon Holdings received by DSM as part of the purchase price for DPP was valued at $480 million. Please tell us why the $480 million ascribed to the DPP purchase price is an appropriate amount for the 49% interest in which to value a portion of the consideration transferred under ASC 805-30-30-7. In this regard, it would seem that interests obtained in Patheon Holdings would also include the value inherent in Patheon Holdings’ ownership of the outstanding equity securities of Patheon Inc. pursuant to the Arrangement Agreement. We note that the Partnership had purchased these outstanding securities for $1.4 billion in cash.

Response:

The Company valued the 49% interest in Patheon Holdings received by DSM as part of the purchase price for DPP as follows. The cash consideration paid in the Patheon Inc. “take private” transaction was approximately $1,389 million and the fair value of DPP was determined to be approximately $665.5 million based on independent third-party valuation. Accordingly, when combined with acquired DPP indebtedness of approximately $115 million, the total fair value of the combined entities was approximately $2,170 million. The Company deducted the amount of additional indebtedness incurred in connection with the Patheon Inc. “take private” transaction (approximately $1,189 million) to determine the net equity value of approximately $981 million and therefore DSM’s 49% interest in Patheon Holdings as approximately $480 million. The relevant calculations are shown below.

USD (In millions)
Cash Consideration Paid - Patheon, Inc. Take Private	$1,389
Fair Value of DPP Entity	665.5
Acquired DPP indebtedness	115
Total Fair Value of Combined Entities	$2,170
Additional Debt Incurred in Connection with Take Private	(1,189)
Net Equity Value	$981
DSM Ownership Percentage	49%

13. Financial Instruments, Fair Value, and Risk Management, page F-75

15.	Regarding the table on page F-77 that shows the fair value and carrying values of your long-term debt, please tell us what the level 4 column represents. This comment applies to Note 11 as well in the January 31, 2015 interim consolidated financial statements of Patheon Holdings Cooperatief U.A.

Response:

The Company has revised the disclosure on pages F-30, F-31 and page F-84 of the Revised Registration Statement to replace “level 4” with “total” in response to the Staff’s comment.

8

DSM Pharmaceutical Products Group

Notes to the non-statutory combined financial statements, page F-117

2. Basis of Preparation, page F-117

16.	Regarding the “certain carve-out adjustments” made, please describe the nature and amount of each adjustment for each period presented and how each adjustment complies with SAB Topic 1.B.1.

Response:

The Company has addressed the nature of the carve-out adjustments on pages F-125 and F-126 of the Revised Registration Statement. The Company advises the Staff that the Corporate Provisions component of these carve-out adjustments were originally recorded in a corporate entity within DSM but related directly to the DPP business and primarily included restructuring and environmental costs of €11.7 million in fiscal 2013, €11.7 million in fiscal 2012 and €6.9 million in fiscal 2011.

The amounts of the adjustments described on pages F-125 and F-126 are summarized below:

In Euro millions	Year ended October 31,
	2013	2012	2011
Corporate Provisions	11.7	11.7	6.9
Greenville Land	1.8	1.9	2.0
Shares in Subsidiaries	19.7	87.0	103.1
Taxes	10.4	10.4	10.4
Receivables from related parties	146.5	162.0	282.9

The Company believes that these “carve-out adjustments” are not in the scope of SAB Topic 1.B.1 since they are only a push-down of the provisions booked initially at the Corporate level relating to the subsidiaries. In addition to the carve-out adjustments, the Company allocated costs in accordance with SAB Topic 1.B.1 relating to certain expenses incurred by the parent on the behalf DPP, including corporate support services, marketing and sales, shared services, and other general and administrative expenses. Amounts allocated to DPP for such expenses were €17.4 million in fiscal 2013, €16.6 million in fiscal 2012, and €17.0 million in fiscal 2011.

17.	You disclose that the combined financial statements of DPP have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). You also indicate that that the combined financial statements have been prepared in accordance with IFRS effective at 1 January 2013. Further, you state that the single entities submitted their reporting packages within Royal DSM based on DSM Accounting Rules (DAR), which are in line with International Financial Reporting Standards as adopted by the EU. Another reference is made that these combined financial statements are based on full IFRS which in this case is similar to IFRS as adopted by the EU, as the exemption which is not adopted by the EU is not applicable for DPP. For consistency, please revise to indicate one basis of accounting that the consolidated financial statements were prepared or explain to us this apparent inconsistency.

9

Response:

The Company submits that the difference between IFRS as adopted by the EU and full IFRS is related to macro-hedge and portfolio hedging (as outlined in IAS 39), which did not have any impact on the financials of DPP. As a result, the Company believes that the DPP financial statements are prepared in accordance with full IFRS.

The Company has revised the disclosure on page F-126 of the Revised Registration Statement to reflect that the DPP financial statements are prepared in accordance with full IFRS in response to the Staff’s comment.

Exhibit index, page II-4

18.	Please file a copy of your Senior PIK Toggle Note as an exhibit to the registration statement as required by Item 601(b)(4) of Regulation S-K.

Response:

The Company has filed a copy of its Senior PIK Toggle Note as an exhibit to the Revised Registration Statement in response to the Staff’s comment.

General

19.	Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

Response:

The Company confirms that the images included in the Revised Registration Statement are all of the graphic, visual or photographic information it will be including. If the Company intends to use any additional images, it will provide the Staff with proofs of such materials and sufficient time to review such materials prior to filing an amendment to the Revised Registration Statement with a preliminary prospectus that includes a price range.

*      *      *

Please do not hesitate to contact the undersigned at (212) 735-3416 with any questions or comments regarding this letter.

Sincerely,

/s/ Andrea Nicolas
Andrea Nicolas

cc:	Eric Sherbet, General Counsel and Secretary, Patheon Holdings Coöperatief U.A. Deanna Kirkpatrick, Davis, Polk & Wardwell LLP

10